United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) May 9, 2005

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation or Organization)

1-11983	59-3359111
(Commission File Number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400, Jacksonville, Florida 32202
(Address of Principal Executive Offices) (Zip Code)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com
(Registrant's Internet Address)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 9, 2005, FPIC Insurance Group, Inc. ("FPIC") issued an earnings press release announcing selected financial data concerning FPIC's first quarter 2005 unaudited consolidated results of operations and financial condition presented in accordance with accounting principles generally accepted in the United States of America (GAAP). A copy of FPIC's press release dated May 9, 2005 is attached hereto as Exhibit 99 and is furnished as a part of this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (c) Exhibits

Exhibit Number	Description of Exhibits
99	FPIC Insurance Group, Inc. Earnings Press Release dated May 9, 2005

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2005

        FPIC Insurance Group, Inc.

        By: /s/ John R. Byers

           John R. Byers
           President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
99	FPIC Insurance Group, Inc. Earnings Press Release dated May 9, 2005

Exhibit 99

FPIC INSURANCE GROUP, INC.
REPORTS FIRST QUARTER 2005 RESULTS

JACKSONVILLE, Fla. (Business Wire) - May 9, 2005 - FPIC Insurance Group, Inc. ("FPIC") (Nasdaq: FPIC) today reported net income of $6.8 million, or $0.64 per diluted share, for the first quarter 2005, compared with net income of $7.0 million, or $0.68 per diluted share, for the first quarter 2004. Operating earnings increased to $6.8 million, or $0.64 per diluted share, for the first quarter 2005, up from operating earnings of $5.2 million, or $0.51 per diluted share, for the first quarter 2004.

Operating earnings is a non-GAAP measure widely used in the insurance industry to evaluate financial performance over time. Operating earnings is also an often-used tool of investors and analysts in our sector to facilitate understanding of results by excluding the net effects of realized capital gains and losses, which are tied to the financial markets, and the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods. The table below reconciles net income to operating earnings.

	Three Months Ended	
Reconciliation of Net Income to Operating Earnings (In Thousands)	**Mar 31, 2005**	**Mar 31, 2004**
Net income	$ 6,816	7,010
Adjustments to reconcile net income to operating earnings:		
Less: Net realized investment gains, net of income taxes [a]	84	1,723
Less: (Loss) income from discontinued operations, net of income taxes	(67)	40
Total adjustments	17	1,763
Operating earnings	$ 6,799	5,247

[a] All net realized investment gains, net of income taxes, for the periods reported relate to the insurance segment.

"We've had a good start in 2005," said John Byers, President and Chief Executive Officer. "We are seeing top line growth and have continued to achieve good underwriting results. Our balance sheet remains strong and continues to grow stronger. By maintaining a strong, financially stable and consistently profitable organization, we are able to offer quality insurance to our healthcare professionals and innovative services to the insurance companies we manage, while delivering favorable results to our shareholders."

Financial Highlights: First Quarter 2005 (as compared to first quarter 2004 unless otherwise indicated)

- Consolidated operating earnings up 30%;
- Thirteen consecutive quarters of positive consolidated operating earnings;
- Net premiums earned up 43% as a result of built-in growth from reduction of reinsurance;
- Loss ratio down 7% from 84% to 77%;
- Combined ratio up 2% to 94% from 92%; overall underwriting margin improved slightly due to growing net premiums earned;
- Twenty-five consecutive quarters of positive operating earnings from insurance management operations;

- Claims administration and management fees up 18% due to revenue growth of managed carrier;
- Increases in assets, reserves, shareholders' equity and statutory surplus since year-end;
- 13% return on average equity for the trailing twelve months.

Operational Highlights: First Quarter 2005

- Continued targeted market focus;
- Policyholder retention in Florida remained strong at over 90%;
- Built-in revenue growth resulting from reduction of reinsurance;
- 8% rate increase in Florida effective March 1, 2005 at largest insurance subsidiary;
- Overall claims results consistent with expectations; continued favorable newly reported claims and incidents;
- Over $27 million of cash flow generated by operations.

"As we entered 2005, the challenge before us was to sustain the strong momentum we built in 2004," continued Byers. "Our first quarter results demonstrate that we have the business strategy and expertise to capitalize on our competitive advantages. We are focused on targeted markets, our dual business model and the synergies these competitive advantages create for our organization. We will remain focused on performance throughout our organization and on delivering long-term value to our shareholders."


Conference Call


FPIC will host a conference call at 11:00 a.m., eastern time, Tuesday, May 10, 2005, to review first quarter 2005 results. Mr. Byers and Kim D. Thorpe, Executive Vice President and Chief Financial Officer, will host the call. Messrs. Byers and Thorpe, together with Robert E. White, Jr., the leader of FPIC's insurance operations, will answer questions from analysts and investors. To access the conference call, please dial (800) 237-9752 (USA) or (617) 847-8706 (International) and use the access code 96106761.

The conference call will also be broadcast live over the Internet in a listen-only format via FPIC's corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect listeners to the broadcast.

Questions can be submitted in advance of the call until 10:00 a.m., eastern time, Tuesday, May 10, 2005 via e-mail at ir@fpic.com or through FPIC's corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., eastern time, Tuesday, May 10, 2005 and ending at 11:59 p.m., eastern time, Thursday, May 12, 2005. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 49958778. A replay of the conference call webcast will also be available beginning at 1:00 p.m., eastern time, Tuesday, May 10, 2005 on FPIC's website.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers, and a provider of insurance management services to other insurance carriers.

Safe Harbor Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements can be identified by such words as, but are not limited to, "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," "foresee," "hope," "should," "will," "will likely result" or "will continue" and other similar expressions. These forward-looking statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from such statements. These risks, uncertainties and other factors that could adversely affect our operations or cause actual results to differ materially from anticipated results include, but are not limited to, the following:

i) Risk factors, including the effect on reserves and underwriting results, associated with changing market conditions that result from fluctuating cyclical patterns of the property and casualty insurance business;

ii) The uncertainties of the loss reserving process;

iii) The occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;

iv) The impact of surplus constraints on growth;

v) The competitive environment in which we operate, including reliance on agents to place insurance, physicians electing to practice without insurance coverage, related trends and associated pricing pressures and developments;

vi) The actual amount of new and renewal business;

vii) Business risks that result from our size and geographic concentration;

viii) Developments in reinsurance markets that could affect our reinsurance programs;

ix) The ability to collect reinsurance recoverables;

x) The dependence of our insurance management segment upon a major customer, Physicians' Reciprocal Insurers ("PRI"), for its revenue, and consequently, the effects of premium rate adequacy, claims experience, policyholder retention, and PRI's overall financial position on its ability to maintain or grow its premium base;

xi) Developments in financial and securities markets that could affect our investment portfolio and financing plans;

xii) Risk factors associated with the impact of rising interest rates on the market value of our investments;

xiii) Risk factors associated with the impact of rising interest rates on our interest costs associated with our long term debt;

xiv) Rates for our policies being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;

xv) Uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);

xvi) Legal developments, including claims for extra-contractual obligations or in excess of policy limits in connection with the administration of insurance claims;

xvii) Business and financial risks associated with the unpredictability of court decisions;

xviii) The loss of the services of any of our executive officers;

xix) Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;

xx) General economic conditions, either nationally or in our market areas, that are worse than expected;

xxi) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

xxii) Other risk factors discussed elsewhere within FPIC's Form 10-Q for the quarter ended March 31, 2005, filed with the United States Securities and Exchange Commission ("SEC") on May 9, 2005; and within FPIC's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2005.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(In Thousands, Except per Share Data)

Consolidated Statements of Income		Three Months Ended	
		Mar 31, 2005	Mar 31, 2004
Revenues			
Net premiums earned	$	50,195	35,012
Claims administration and management fees		11,903	10,098
Net investment income		5,702	5,621
Commission income		919	1,804
Net realized investment gains		136	2,806
Other income		189	197
Total revenues		69,044	55,538
Expenses			
Net losses and loss adjustment expenses ("LAE")		38,571	29,374
Other underwriting expenses		8,632	2,862
Claims administration and management expenses		8,897	9,194
Interest expense on debt		755	590
Other expenses		1,882	1,703
Total expenses		58,737	43,723
Income from operations before income taxes, minority interest and discontinued operations		10,307	11,815
Less: Income tax expense		3,423	4,707
Income from operations before minority interest and discontinued operations		6,884	7,108
Less: Minority interest		1	138
Income from operations before discontinued operations		6,883	6,970
(Loss) income from discontinued operations (net of an income tax benefit (expense) of $42 and ($25), respectively)		(67)	40
Net income	$	6,816	7,010
Basic earnings per common share	$	0.67	0.71
Diluted earnings per common share	$	0.64	0.68
Basic weighted average common shares outstanding		10,110	9,878
Diluted weighted average common shares outstanding		10,656	10,331

Selected Consolidated Statements of Financial Position Information		As of	
		Mar 31, 2005	Dec 31, 2004
Total cash and investments	$	700,865	683,968
Total assets	$	1,284,177	1,271,306
Liability for losses and LAE	$	651,439	635,118
Liability for losses and LAE, net of reinsurance	$	316,887	301,699
Long term debt	$	46,083	46,083
Total shareholders' equity	$	219,749	217,120
Total shareholders' equity, excluding FAS 115 [a]	$	223,221	214,510
Book value per common share	$	21.66	21.56
Book value per common share, excluding FAS 115 [a]	$	22.00	21.30
Tangible book value per common share [b]	$	19.75	19.63
Tangible book value per common share, excluding FAS 115 [a,b]	$	20.09	19.37
Common shares outstanding		10,145	10,070
Statutory surplus of insurance subsidiaries	$	167,035	160,242

[a] Excludes the after-tax effect of unrealized gains/losses relating to our fixed maturity securities. These amounts are non-GAAP measures commonly used by analysts to gauge stockholders' equity and book values excluding the effects of unrealized gains/losses on fixed maturity securities generated by fluctuations in the investment markets.

[b] Excludes goodwill of $18,870 and $18,870 and intangible assets of $505 and $561 as of 3/31/05 and 12/31/04, respectively. Tangible book value is a non-GAAP measure used by analysts and investors to gauge book values excluding the effects of goodwill and other intangible assets.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data
(Dollars in Thousands)

	Three Months Ended	
	Mar 31, 2005	**Mar 31, 2004**
Selected Consolidated Cash Flow Information		
Net cash provided by (used in) operating activities	$ 27,227	(2,708)
Net cash (used in) provided by investing activities	$ (11,163)	473
Net cash provided by financing activities	$ 1,274	1,841
Total Revenues by Segment		
Insurance	$ 56,191	43,644
Insurance management	11,085	11,019
Third party administration	1,880	1,955
Intersegment eliminations	(112)	(1,080)
Total revenues	$ 69,044	55,538
Net Income by Segment		
Insurance	$ 4,546	4,902
Insurance management	2,140	2,092
Third party administration	130	16
Net income	$ 6,816	7,010
Selected Insurance Segment Information		
GAAP combined ratio:		
Loss ratio	76.8%	83.9%
Underwriting expense ratio	17.2%	8.2%
Combined ratio	94.0%	92.1%
Direct and assumed premiums written	$ 84,138	98,603
Net premiums written	$ 74,113	43,604
Net paid losses and LAE on professional liability claims	$ 21,762	31,939
Total professional liability claims with indemnity payment	78	101
Total professional liability claims and incidents closed without indemnity payment	474	492
Total professional liability claims reported during the period	250	272
Total professional liability incidents reported during the period	265	271
Total professional liability claims and incidents reported during the period	515	543

	As of	
	Mar 31, 2005	**Mar 31, 2004**
Total professional liability claims and incidents that remained open	5,134	5,467
Professional liability policyholders (excluding fronting arrangements)	13,970	13,742
Professional liability policyholders under fronting arrangements	106	847
Selected Third Party Administration Segment Information		
Covered lives under employee benefit programs	53,515	99,665
Covered lives under workers' compensation programs	25,075	42,400

Contact

FPIC Insurance Group, Inc.
Jacksonville, Florida
Roberta Goes Cown, Senior Vice President and Corporate Counsel
904-354-2482, Extension 3287

For all your investor needs, FPIC is on the Internet at
http://www.fpic.com
Got a Tough Question? E-mail us at ir@fpic.com

FPIC: Providing Answers in a Changing Market